UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of February, 2005


                          COMPTON PETROLEUM CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                            3300, FIFTH AVENUE PLACE
                          EAST TOWER, 425-1ST STREET SW
                        CALGARY, ALBERTA, CANADA T2P 3L8
                                 (403) 237-9400
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  [_]            Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [_]                No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

EXHIBIT NO.      DESCRIPTION
-----------      -----------

   99.1          Canadian Preliminary Short Form Prospectus dated
                 February 2, 2005

   99.2 Press Release dated February 2, 2005 announcing a planned capital investment and drilling program for 2005

   99.3 Press Release dated February 2, 2005 announcing the share offering in Canada

   99.4          Underwriting Agreement

   99.5          Press Release dated February 14, 2005 regarding the
                 Underwriting Agreement

   99.6          Canadian Final Short Form Prospectus dated February 14, 2005

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         COMPTON PETROLEUM CORPORATION



                                         By: /s/ Norman G. Knecht
                                             ----------------------------------
                                             Name:  Norman G. Knecht
                                             Title: Vice President, Finance
                                                    and Chief Financial Officer


Date:  February 24, 2005

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.      DESCRIPTION
-----------      -----------

   99.1          Canadian Preliminary Short Form Prospectus dated
                 February 2, 2005

   99.2 Press Release dated February 2, 2005 announcing a planned capital investment and drilling program for 2005

   99.3 Press Release dated February 2, 2005 announcing the share offering in Canada

   99.4          Underwriting Agreement

   99.5          Press Release dated February 14, 2005 regarding the
                 Underwriting Agreement

   99.6          Canadian Final Short Form Prospectus dated February 14, 2005